SECURITIES AND EXHANGE COMMISSION
                             Washington, D.C. 20546


                                 FORM 10-SB/A#4


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934

                           Americana Publishing, Inc.
                ------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


         Colorado                                        84-1453702
---------------------------                    ------------------------------
(State or other jurisdiction                (IRS Employer Identification Number)
Corporation or organization)

303 San Mateo NE, Suite 104A, Albuquerque, New Mexico       87108
-----------------------------------------------------       -----

                                 (505) 265-6121
                           (Issuer's Telephone Number)


Securities to be registered under Section12(b) of the Act:

Title of each class to be so registered          Name of each exchange on which
                                                 Each class is to be registered:

                N/A                                           N/A
    ---------------------------                    --------------------------

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                           Americana Publishing, Inc.

                                   FORM 10-SB
                                TABLE OF CONTENTS

                                     PART I

Item 1    Description of Business
Item 2 Management's Discussion and Analysis of Current Financial Condition and Plan of Operation
Item 3    Description of Property
Item 4    Security Ownership of Certain Beneficial Owners & Management
Item 5    Directors and Executive Officers
Item 6    Executive Compensation
Item 7    Certain Relationship and Related Transactions

                                     PART II
Item 1    Legal Proceedings
Item 2    Market Price of and Dividends on the Registrants Common
          Equity and Other Shareholder Matter
Item 3    Changes in and Disagreements with Accountants
Item 4    Recent Sales of Unregistered Securities
Item 5    Indemnification of Directors and Officers
Item 6    Financial Statements

                                    PART III
Item 1    Index to Exhibits
Item 2    Description of Exhibits

Item 1 - Description of Business

AMERICANA PUBLISHING, INC. (hereinafter referred to as "AMERICANA") was incorporated under the laws of the State of Colorado on April 17, 1997. Prior to that date AMERICANA operated as a division of B. H. Capital Limited for approximately 18 months as a development stage enterprise. During the development stage various activities such as publication design research, industry and competition research, demographic research, and the formation of the integrated publishing concept were achieved.

There are two large web-based booksellers. They are amazon.com and Barnes and Noble.com. These two web-based booksellers comprise the majority of internet book sales. This is a relatively new industry and the precise percentage of total internet books sales is or can not be determined. However, these two companies combined clearly dominate this segment of E-commerce. These companies have substantially more capital available for marketing and advertising and are more highly developed with respect to consumer name identification. These two competitors have established themselves in the E-commerce marketplace over the past four years. Price of books has been the main or primary thrust of the competition between amazon.com and BarnesandNoble.com. The quality of books availability of or in inventory and quick delivery of books to customers has not been emphasized. Further, the design of these competitor bookseller websites emphasizes the sale of the top fifty sellers in each book category. Therefore, the consumer has difficulty in utilizing these website search engines to easily locate the hundreds of other books titles listed in each category. americanabooks.com proposes to eliminate this discriminatory search engine feature and allow for easy access to all book titles in each category.

americanabooks.com proposes to also focus on simplifying the book delivery process by having the publisher drop ship the book(s) to the consumer. The agreement requires publisher to dropship their product upon receipt of an americanabooks.com order. americanabooks.com proposes not to warehouse books in the same manner as others such as the other website booksellers currently do. Should a publisher be unable to fulfill americanabooks.com orders as the agreement requires then americanabooks.com may not choose to do business with that publisher. This procedure avoids having the book shipped from the publisher to americanabooks.com at the publishers expense and then shipped from americanabooks.com central warehouse to the consumer. americanabooks.com proposes at its website once the order is made by the customer to fax or e-mail a preprinted shipping label with the customers shipping information and book title(s) identified. The publisher then receives this preprinted label, fills the order and ships the order directly to the customer at the customer's expense. (When ordering the customer pays for shipping and handling.) Therefore, the publisher may be able to lower shipping expenses. americanabooks.com, therefore, should not incur substantial overhead associated with fulfillment costs such as warehouse space, labor, inventory handling and carrying costs. This process also reduces time taken to ship products to the customer. The publisher by virtue of the publisher agreement is obligated to fill orders within twenty-four hours and report available inventory twice per month. The website software, now under development is being designed so that the customer will not be able to confirm an order of a book(s) if they are not readily available. The website system design proposes to notify the customer that they will receive a message by e-mail when the book is available for purchase. This customer ordering feature should reduce the customer waiting for orders and or left to wonder when an order may arrive.

Management feels that the website design, the order fulfillment and drop ship features are competitive advantages and unique. Management has been unable to identify any of these features in the amazon.com and BarnesandNoble.com websites or other booksellers websites proposing to offer these order fulfillment components. The research activities comprised approximately 50 hours of Mr. Lovato's time for each of past two fiscal years. Currently, there are two full time employees and one part time employee presently working for Americana.

The integrated publishing concept incorporates acquiring various publishing enterprises through use of AMERICANA common stock after the company has received approval from the SEC concerning the filing of its Form 10-SB and filed a 15c2-11 with the NASD and trading of the Americana stock has been permitted to commence on the OTC Bulletin Board. Then selected business periodicals and books are converted to a condensed or, more rarely, an unabridged reading onto audio books and redistributed through AMERICANA'S Website digital catalogue along with thousands of non-owned books by other publishing companies and music. Other distribution vehicles include printed catalogues, the company's own publication (the AMERICANA CORPORATE FINANCE REPORTER).

The AMERICANA concept sets forth a plan to acquire small business press and entertainment book publishers, since there are hundreds of small book publishers with a multitude of titles that are unable to cost-effectively distribute their works. AMERICANA proposes to acquire, re-mine, and/or reprint these titles concomitant with converting them to audio books and redirecting them into AMERICANA'S marketing and distribution process. To complement this integrated plan, AMERICANA may also consider acquiring companies with the following capabilities: audio-book production, state-of-the-art digital recording, bookbinding, and heat-set web printing.

The various acquisitions are proposed to be accomplished through the exchange of AMERICANA common stock. These transactions should, by their structure, enhance the balance sheet while not depleting cash reserves. Thus an anticipated positive effect on the balance sheet should occur from the added value created as a result of each acquisition transaction. AMERICANA intends to acquire the titles, author contracts, and distribution contracts of each book publisher with their respective authors and not the core going concern. Therefore no liabilities should migrate onto the AMERICANA balance sheet, only the printed book title assets. As a result of the consolidation in acquisition structure, AMERICANA may be able to realize improvement in certain economies of scale efficiencies.

The Americana Corporate Finance Reporter competes with publications such as Barrons, Inc., Forbes, Fortune Venture, The Wall Street Journal as well as small local and regional business publications. This competition as a whole is better recognized by the public, is better established in the marketplace and has substantially greater capital resources, marketing, sales, distribution and readership.

The Americana Corporate Finance Reporter, however, currently offers finance and management solutions as its main editorial content along with identifying specific resources such as finance companies and consulting companies that offer services that can aid a small business. The editorial content focuses not so much on reporting up to the minute news such as the Wall Street Journal or Barrons, Inc., but providing informative from an advisory perspective.

Management feels this editorial perspective is a competitive advantage for the Americana Corporate Finance Reporter.

The AMERICANA CORPORATE FINANCE REPORTER, as a periodical, is a logical self-fulfilling source to advertise and promote these printed works, audio books, and music.

Although Americana has not executed any agreements that would indicate any acquisitions are in process, the plan proposes that any acquisitions in the future may be accomplished through the exchange of AMERICANA publicly trading and/or restricted common stock. These transactions should, by their structure, enhance the balance sheet while not depleting cash reserves. Thus, a positive effect on the balance sheet could occur from the added value created as a result of each acquisition transaction. Each potential acquisition may dilute investors ownership through the issuance of additional common stock of Americana. There can be no assurance that these acquisitions will favorably affect Americana or its shareholders. AMERICANA proposes to attempt to acquire the titles, author contracts, and distribution contracts of each book publisher with their respective authors and not the core going concern. However, this may be decided on a case by case basis. Americana proposes to evaluate each potential acquisition under the following criteria. The publisher must have at least fifty book titles. Each of these titles must have sold at least 5,000 copies within the first two years after publication, and are continuing to sell at least 250 copies annually. At least forty percent of these books must not exceed two hundred and twenty five pages in length so that they may be converted to audio (more lengthy books are not suitable). The value of each book may range from $500 to $2,500 depending on sales history. Through the due diligence process performed by Americana's management a total value may be determined and an offer to purchase these books will be made by utilizing common stock. It is estimated that based on an average book, value of $1,500 multiplied by 50 books and divided by a $2.00 Americana stock value that each acquisition could result in the issuance of 37,500 shares of Americana's common stock. There can be no assurance that Americana's common stock will reach a market price of $2.00, a lower market price could result in greater understand dilution. Further, there can be no assurance that the trading history and market liquidity will be significant enough to attract publishers. As a result of the consolidation in acquisition structure, AMERICANA should be able to realize improvement in various economies of scale efficiencies.

As a result of the anticipated consolidation of several smaller companies into one larger company, Americana should be able to realize improvement in various economies of scale efficiencies. The improvement in various economies of scale efficiencies refers to the anticipated ability of Americana to effect cost savings in such purchases as paper, bookbinding, printing cost, advertising cost, etc., due to the larger purchases of these items. There should also be a more efficient use of personnel since fewer people will be involved in certain functions, such as accounting, advertising, etc. (i.e., instead of personnel from 10 small companies handling advertising, one or two employees of Americana will handle this function.)

Americana will begin actively seeking publisher acquisitions after October 1st, 1999. Americana proposes to utilize the Books In Print and Literary Marketplace databases to screen publishers that fit the profile set forth above. Preliminary research through the use of these databases which are over 1,000 potential targets.

Americana proposes to consider acquisitions where the book titles are free of any encumbrance. Therefore, no liabilities will migrate onto the AMERICANA balance sheet, only the printed book title assets. Small book publishers are generally not known to carry large amounts of long-term debt. Usually the debt is short term and related more directly to accounts receivable due from book distributors. There can be no assurance that every potential acquisition target is going to meet this criteria. However, in exploratory discussions with five small publishers discussed previously, Americana feels that there may be publishers meeting this criteria that may demonstrate interest in an acquisition structure of this nature.

Americana has identified an audio book production company, Sunset Productions, as a potential acquisition target. At this time, no written offer to purchase or agreement has been signed or discussed by either party. Americana has discussed with the principal of Sunset Productions the possibility of an acquisition involving an exchange of Americana common stock. There can be no assurance, however, that these discussions may result in an acquisition and further no specific terms have been established. The Principal of Sunset Productions is a Mr. Jerome J. Ruther, a shareholder of Americana.

Americana has identified a state-of-the-art digital recording studio, Wagner Recording Studios, as an additional potential acquisition target. At this time no written offer to purchase or agreement has been agreed upon by either party. Americana has discussed with the principal, Mr. John Wagner, the possibility of an acquisition involving an exchange of Americana common stock and interest of such has been discussed. There can be no assurance, however, that these discussions may result in an acquisition and further no specific terms have been established.

Insofar as a heat-set web printing company in concerned, Americana has not identified a specific acquisition target. There can be no assurance that a suitable target may be identified or that a transaction involving Americana's common stock may be attractive to such a company.

                                General Business

The Company's books and records are kept at its executive offices at 303 San Mateo NE, Suite 104A, Albuquerque, New Mexico 87108. Each prospective investor or his/her authorized representative may review these documents at any reasonable time. The Company's officers will answer any questions raised by prospective investors or their representatives in connection with this Offering and will provide them with any additional related information available to such officers, or such additional related information that can be acquired without unreasonable effort or expense.

The Company completed two successful printings of the AMERICANA CORPORATE FINANCE REPORTER in 1997 and 1998. Various reader polls resulted in design and editorial changes to better meet the demands of the readership. The major design change allowed for the AMERICANA CORPORATE FINANCE REPORTER to increase from 9"x12" to 11 3/4"x17" and to utilize newsprint stock paper, and later uncoated webpress stock with the latest issue of the magazine in 1999. The addition of a business book review section in the magazine by Dr. David Poling increased the entertainment value of the publication.

Americana has focussed mainly on in all of the aspects associated with the development of a digital website and the continuing development of a publication. This mainly has centered around design elements of the website and editorial development for the magazine. Further development of Americana's integrated publishing concept has also been a focus of management.


AMERICANA has spent six months developing a retail bookselling website to complement the company's publishing activities. Although the website is still under development and approximately only 50% complete, the continuing development include continuing refinement of highly customized, technologically advanced promotional systems exclusively for this website, or "digital catalogue." The website is being developed modularly, each module being developed to completion before proceeding to subsequent modules. Complete at this time are the design, programming, and database associated with entering and storing publisher and product information. The website currently provides publishers with information about the americanabooks.com website and they are provided with a facility for beginning an account and adding books to the catalogue. Layout design is completed, and all supporting programming was completed on July 30th, 1999. The costs for completion are estimated at $15,000, which includes Mr. Whitman's professional time and one other programmers time. These promotional programs mimic hand-selling techniques while stimulating customer patronage and increasing visits to the website. The term "hand selling" is a term of art in the book selling industry to mean a more personalized and informational approach to selling books. These promotional programs are "Digital Dollars", "Audio Samples", "Books By The Pound" and "Discounts by Americana". These programs coupled with the marketing promotions, which include; Affiliate Programs, Opt-in Advertising, Search Engine Promotions and Newsletter Distribution are being designed to work together to encourage the customer to purchase from americanabooks.com. This digital catalogue, still under development, is designed by Americana management with the small publisher in mind. Thus, the company anticipates to promote thousands of titles it does not own through promotions tailored for the small book publishers. The digital catalogue proposes to eliminate many of the discriminatory search engine and key word search features incorporated in other large bookseller websites. This allows the customer access to all books listed by title, publisher, author, category, or key word search. AMERICANA will load only books inventoried by the publisher, current books in circulation, popular books, and books that demonstrate good sales history. All books listed in the catalogue, not just top sellers, will be easily located.

The digital catalogue features several unique software enhancements that reduce the need for human intervention while reducing operating and other fulfillment costs. Among other things, this includes the elimination of transshipment of book orders. The book publisher, through an advanced electronic connection, ships directly to the purchaser of the product, after the Company confirms receipt of payment. Americana will utilize UPS software to preprint customer information on a preprinted UPS label, which in turn is to be e-mailed to the publisher. Americana is the first company to interface its own e-commerce website exclusively with this shipping company and utilize e-mail in this manner. This alone speeds the delivery of the product to the purchaser while eliminating transshipment and fulfillment costs.

Further, the Company has developed the capability to have audio publications read to the customer as well as to download audio books directly to the customer's computer. From this point the customer can choose to store the audio file on their hard drive or print a CD from a CD burner, a relatively high priced accessory not owned by the majority of home computer users, connected to their computer, as is the case with audio books mentioned previously. The Company does currently have the technology to allow website users to hear audio books being "read" in real time from the website. The hardware requirement for the user would be a sound card and speakers. Most consumer grade computer packages sold at the retail level are equipped with the required equipment. The Company also has the capability to download books to a client computer. Once downloaded the audio book may be "played" from the consumer's computer. In order for the consumer to produce a CD copy of the downloaded book the consumer must have a CD "burner". This optional computer accessory is relatively high priced and it is assumed that a majority of home users do not currently have a CD "burner" at their disposal. This same capability is expected to be provided for music recordings from the same website. The instant music download proposes to feature small and independent record labels and artists attempting to market their latest releases. The customer will be able to access this catalogue section by the URL americanasongs.com or a combined music and audio books version of the catalogue by the URL americanamedia.com. These multiple URL's may enhance search engine placement and recognition. The Company intends to add the music sales product to the website by year-end. CD burners currently range in cost from $400.00 to $800.00. This does not come as standard supplied accessory equipment in a regular purchase of a computer. In most cases this equipment must be ordered from specialized computer equipment suppliers. No research has been conducted by Americana to determine the percentage of CD burners currently owned by home computer users as to if this equipment may be more affordable priced in the future. This equipment requirement may adversely effect Americana's audio download concept.

In effect, these integrated business operations will allow the Company to rapidly convert their own book titles to audio, reprint books, and print its own periodical publications. Furthermore, the Company will contract the audio conversions and book reprints from other publishing company's products it does not own but lists on the Company's digital catalogue. This aspect of the Company's business plan allows the Company to control all aspects of reproduction and distribution while capturing profits from the individual activities.

                               Website Development


To date there have been over 200 responses from publishers via telephone, e-mail and written as a result of send direct mail to over 14,000 nationwide. Of the 200, forty have executed agreements with Americana and another 20 have indicated verbally they will execute the Publisher Agreement within the next 30 days.

Internet marketing has become the new distribution channel of choice for many retailers and service providers. AMERICANA proposes to develop websites that will perform several different functions while presenting a compellingly diverse access format. To date, there have been over 200 responses from publishers via telephone, e-mail and written as a result of send direct mail to over 14,000 nationwide. Of the 200, forty have executed agreements with Americana and another 20 have indicated verbally they will execute the Publisher Agreement within the next 30 days. The various pricing programs, they are voluntary and chosen by the publisher and specific to each book when the publisher enters the book information.

This unique website structure offers five dynamic options for the user to:

     1. Purchase a single back issue copy of the AMERICANA CORPORATE FINANCE REPORTER at $4.00.
     2.   Subscribe for 1-2-3 years to the magazine.
     3. Purchase books, music and videos from AMERICANA'S website digital catalogue, americanabooks.com, or promoted or reviewed in the magazine.
     4. Purchase and download directly to the customer's computer specific titles that are converted to audio books, CD titles, and music.
     5. Order and pay for re-released, republished, and reformatted books from backlists.

All products listed above are secured by credit card purchases. AMERICANA has a Visa-Master Card merchant account in place.

This website proposes to incorporate the most current website tools enhancing simple user access. This website proposes also to incorporate the most up-to-date marketing methods to facilitate worldwide user awareness. These techniques include the use of a custom design catalogue search engine, browsing using predefined "filters" that sort the catalogue by such criteria as subject, author, publisher, book summaries, table of contents, etc. Book reviews, staff picks, and other magazine style formats will also be included. AMERICANA proposes to market this website through the AMERICANA CORPORATE FINANCE REPORTER and directly to the existing controlled circulation base. The controlled circulation consists of over 100,000 individuals that meet certain demographic requirements (see Demographic Development) Americana developed this circulation base through purchasing various databases from third parties. These databases were then screened to fit the demographic as described herein and added to the circulation base. These subscribers receive the magazine free of charge. Americana, however, encourages paid circulation through or by running various ads in the magazine. Currently, there are 50 paid subscribers. This method of circulation development is considered controlled circulation. AMERICANA also proposes to increase awareness of the AMERICANA CORPORATE FINANCE REPORTER and americanabooks.com through direct mail, radio, and cable television advertisements. Americana proposes to advertise on AM talk radio programs; purchase consumer databases that identify internet book buyers and forward direct mail, purchase 30 second cable television ad spots. The total budget for these activities should approximate $25,000 by year-end 1999. As a result of these activities and continuing patronage and visits to the website, AMERICANA proposes to develop a customer/visitor database. This proposes to be an invaluable marketing tool for future use in other marketing activities. Any other product or service advertised in the magazine will available for purchase through this website. AMERICANA expects to act as a bridge to expand sales for its advertisers in the magazine and publisher's books on the website.

AMERICANA has contracted these services to Mark Whitman as the principal website developer and marketing consultant. Mr. Whitman is the owner/operator of WebStuf Internet Publications. WebStuf was established in 1995 and has produced commercial websites continuously from that time forward. Mr. Whitman has been the primary developer of all websites created by WebStuf. The variety of websites created by Mr. Whitman range from small to very large. He has developed E-commerce websites, a large-scale community website, and a wide variety of commercial informational sites. Mr. Whitman has also maintained an ongoing educational program, learned from many of the leaders in the fields of website design, graphic design, Internet marketing, and Internet programming. The following development and marketing plan outlines various options available to AMERICANA in this endeavor.

               AMERICANA'S Digital Catalogue - americanabooks.com


AMERICANA'S website, still under development, is designed to complement publishing activities. This bookseller website better meets the demands of the small publisher. This is accomplished through better use of technology, more prominent display of publisher and author profiles, customized and proprietary hand-selling techniques, elimination of discriminatory search engine or key word search features and more customer-friendly promotional and pricing programs. The small publisher's book titles are more easily located and do not compete against millions of titles, but rather in the tens of thousands. When trying to and access books on the two major competitor websites, generally only the top fifty best sellers in each book category are prominently listed. All other book titles require specific title names or authors. Americana is currently designing a feature whereby all books in a specific category can be accessed alphabetically. Further, if the consumer knows the author or publisher name but not the title then all titles from that author or publisher will be listed. Yet if the consumer knows only one word in the title, yet knows the category of the book it is listed in all the titles with that specific word in the title will be listed in that category.


Americana has completed the site graphics and supporting software and the database software module is now complete. The other two major website booksellers do not offer these specific search engine features. Also, prominently listing only the top fifty sellers in a category discriminates against all other book titles in a category. This is the principal reason the Company feels "elimination of key word search engines." Americana proposes to offer more ways to locate books and more information on each book then the two major bookseller websites.


Other booksellers download the entire Books in Print directory. Some of these titles may be in print but out of stock. AMERICANA is prepared to list only books that are in stock by a publisher or where inventory is active. This will eliminate unfulfilled and delayed orders. AMERICANA will also cooperate with the small publisher on order fulfillment by avoiding transshipment to the AMERICANA warehouse. Instead AMERICANA will drop-ship from the publisher to the customer after AMERICANA electronically notifies shipper and publisher and collects the customer's payment. This saves unnecessary fulfillment costs and speeds delivery to the customer.

AMERICANA has developed unique features within the digital catalogue to stimulate purchase and encourage returns and traffic to the website. Upon entry onto the website the customer can enter the book category, publisher, author, book title or key word he/she seeks. Upon entering this information the customer is then led to the specific section of the catalogue. Or if the customer wants to peruse the catalogue, then he/she can click and simply turn catalogue page by catalogue page just like an ordinary printed catalogue.

Each book cover is digitized onto the catalogue page. The book cover along with publisher, author, and price is displayed with 5-7 other book covers on the same page. Once the customer identifies a book, he/she clicks on the digitized cover and immediately a second page appears displaying a book summary, publisher profile, author profile, and reviews from AMERICANA and other book review sources. Should the customer want to read a sample chapter, then they simply click to turn that page to read a sample chapter or have it read to them in real time through a streaming audio program. This audio feature is available when the book has been converted to an audio book. Further, if the customer wants to purchase the audio book they may choose to download the audio file directly to their computer after they engage in the purchase procedure. This same capability will be provided for music recordings from the same website. The Company intends to add the music sales product to the website by year-end 1999.


To enhance the appeal of the Americanabooks.com website and to promote music in the Americana catalogue, the website will also feature Americana Radio. Working much like a radio station, the Americana Broadcast continuous webcast will feature disc jockeys playing songs from the Americana play list. These songs will be drawn exclusively from the Americana music catalogue. As each customer accesses the Americanabooks.com home page, a default radio channel will "stream" to his or her computer and play on its speakers in real time, without any delay for downloading. The customer may click an Americana Broadcast "button" on the website to select from a variety of channels, each featuring a specific musical format. These formats include original recordings in the genres of adult contemporary, popular music, rock, country and western, instrumental, etc. Far from being like the Muzak concept, Americana Broadcast is a legitimate promotional outlet for recording artists on independent labels who often find it impossible to get their music played on broadcast radio. To enhance the appeal of the americanabooks.com website and to promote music in the Americana catalogue, the website will also feature Americana Radio. Working much like a radio station, the Americana Broadcast continuous webcast will feature pre-recorded disc jockey announcements playing 30 second samples of songs from the americanasongs.com catalogue. As each customer accesses the americanabooks.com home page, a default radio channel will "stream" to his or her computer and play on its speaker in real time, without any delay for downloading. The customer may click an Americana Broadcast "button" on the website to select from a variety of channels, each featuring a specific musical format. These formats include original recordings in the genres of adult contemporary, popular music, rock, country and western, instrumental, etc. Far from being like the Muzak concept, Americana Broadcast is a legitimate promotional outlet for recording artists on independent labels who often find it impossible to get their music played on broadcast radio. Technology-wise, Americana has the capability to produce Americana radio, however, this phase of our development is projected to commence on or about October 1st. Estimated costs for development should not exceed $2,000.00. This phase should be completed on or about December 31, 1999. On a random basic it is proposed that song samples will be selected to play and on an intermediate basis an announcer or disc jockey will announce who was playing and how that specific artist song(s) or CD can be purchased from the Americana digital catalogue. The artist or record label will agree to have promotional sound bites played on the site at no cost to them or Americana.

Every few songs, the webcast will include advertising in the form of 15-second, 30-second, and 60-second commercials for a variety of products suited to the website's demographics. These ads serve two functions, generating additional revenue for Americana and promoting books, audio books, magazines, music, and so on from the Americana catalogue.

In effect, these integrated business operations will allow the Company to rapidly convert their own book titles to audio, reprint books, and print its own periodical publications. Furthermore, the Company will contract the audio conversions and book reprints from other publishing company's products it does not own but lists on the Company's digital catalogue. This aspect of the Company's business plan allows the Company to control all aspects of reproduction and distribution while capturing profits from the individual activities.



There are several pricing and promotional incentives. These various pricing programs are voluntary and are subject to selection by the publisher on each individual book. The publisher may choose to select one, a combination, or all of the pricing programs and may do so on a book by book basis. The publishers goal is to sell books, therefore, these pricing programs are designed to aid in that effort. There can be no assurance that publishers will find these pricing programs attractive and therefore they may be subject to change. They are designed to increase the sale of books, prevent the customer escaping to a competitive bookseller site for a lower price, and encourage the customer to return to americanabooks.com. Although the site is under development and currently no book orders are being taken, it is anticipated that the full site will be open to the public on or about September 1st, 1999. The various pricing programs, they are voluntary and chosen by the publisher and specific to each book when the publisher enters the book information. The promotional programs should be available for viewing at that time. These promotional programs are as follows:


                           More Money for Your Books


The standard discount is 45%. Americana proposes to pay publishers 5% more than the two major competitors. The reason for this incentive is to attract publishers to enter complete book information onto the website. This maybe subject to change if market conditions warrant.

     Price Program 1, Cover Price: Americana pays publisher 60% of title when title is sold for cover price. No discounts apply. Digital Dollars and Free Books incentives do apply to Customer purchase of these titles. Americana will also pay 60% if Digital Dollars and other discount programs do not exceed 20% off cover price.

          Programs to Compete on Price with other Online Booksellers

     Price Program 2, Standard Discounts and Bidding:  Americana  pays Publisher
          40% of cover price for each title in this program. Americana establishes price in AMERICANA book catalogue for title. AMERICANA 's exclusive "Bid on Books" feature enables the customer to make a bid on the book. Bid option only appears if customer exits book page without adding title to shopping cart. A bid floor will be established for each title to prevent underselling by the competition. The rationale for bidding is to prevent customer from escaping to another Web bookseller for a better price. Digital dollars still apply at pre-specified price breaks. AMERICANA reserves the right to sell any title at any price.

     Price Program 3,  Books  by  the  Lb.:  Publisher  designates  slow-selling backlist titles. These titles are literally sold "by the pound" from a special catalogue page at AMERICANA books.com. Price per pound is determined by Publisher. Publisher must provide weight of all Publishers' books listed in Books by the Lb. catalogue. Books by the Lb. titles may also be eligible for Free Book program (see below).

     Price Program 4, Free Book: Customer receives a free book when he/she purchases from AMERICANA more than $65 (actual sale) in books from Publisher's titles. This program is offered as an incentive to encourage Customer to buy multiple titles from Publisher. Publisher is responsible for identifying books for Free Book program on Book Profile page. Books identified by Publisher for Free Book program are to be considered promotional expense by Publisher. These titles may also be listed in Books by the Lb.

     Digital Dollars: Digital Dollars are a customer incentive supported by AMERICANA, not Publisher. Customers accrue $2 Digital Dollars upon purchasing $30 in books, $4 for $50 in books, and so forth. The customer can carry over Digital Dollars from one purchase to the next, but they expire in 30 days. Digital Dollars are not applicable to Books by the Free Book program. To obtain Digital Dollars, Customer must complete a demographic survey.

     Price Program 5: Hot Sellers. Hot sellers will be featured in special promotions by AMERICANA. This program is designed to penetrate the market with new releases by combining a shared, deep discount by Publisher and AMERICANA with featured presentation. AMERICANA will purchase from the publisher those books meeting specified sales criteria (high volume sellers). Publisher sells books to AMERICANA for 35% of cover price. AMERICANA offers Customer automatic 50% off cover price. Digital Dollars can not be applied to purchasing a Hot Seller. AMERICANA guarantees no books will be returned to publisher. AMERICANA can in any manner dispose, sell, or discount any books it purchases from Publisher.

Americanabooks.com will be able to compete on price where price is the sole concern of the customer. Alternatively, the number of book titles in the catalogue is far less than the competition. The marketing strategy emphasizes that quality books are listed in the catalogue free of search feature impediments. This more personal approach to design pricing and promotional programs sets americanabooks.com apart from other bookseller websites. The overall strategy as to how the website is designed, marketed and promoted is the product of over 100 years of combined publishing and book retailing experience on the part of management and various consultants to the company. AMERICANA feels less is better to do justice to the hand-selling techniques necessary for maximizing every opportunity to sell books. Americanabooks.com selling strategy is, "you can't do justice to selling 8 million book titles." Therefore americanabooks.com advertising stresses, "Only the best on americanabooks.com".

   AMERICANA CORPORATE FINANCE REPORTER - Unique Bridge of Information on the
              Internet Highway Gathering Tolls in Both Directions

The AMERICANA CORPORATE FINANCE REPORTER connects both the corporate finance industry to American enterprise and vice versa. That is why this publication is a "unique bridge of information on the internet highway gathering tolls in both directions."

The AMERICANA CORPORATE FINANCE REPORTER regularly discusses issues affecting the availability of credit and capital, from whom it is available, and proper application of various financing mechanisms. In other words, it emphasizes the "how" of capital formation while directing readers to the "who." As a result of the publication, business executives of all disciplines now have access to important real-time information that can affect decisions of expansion financing, merger and acquisition, refinancing, or general capitalization of a going concern. The AMERICANA CORPORATE FINANCE REPORTER is a vital resource for executives who are directly involved and regularly affected by the rapidly expanding and diverse corporate finance industry. Subjects covered are:

     *    Asset-based lending
     *    Long-term financing
     *    Working capital financing
     *    Economic  conditions  and factors  affecting  commercial  financing
     *    New methods in financial statement presentation
     *    Legal issues affecting commercial finance
     *    Dynamic structural techniques used to finance business
     *    Government  regulations  affecting the commercial finance industry
     *    New financing sources
     *    New financing products
     *    The cost of money
     *    Mergers and acquisitions
     *    Movers and shakers in the commercial finance industry
     *    Bankruptcy as a financing tool
     *    General management concepts that improve financing efficiencies

                             Demographic Development

During the formative months following inception of AMERICANA, the process to develop a demographic profile for the AMERICANA CORPORATE FINANCE REPORTER encompassed an informal survey conducted by Americana through telephone and direct mail reaching over 1,000 corporate finance industry professionals and business owners attempting to identify the needs of the corporate finance industry and American enterprise at large. The survey ascertained the needs of information and access by each of these demographic segments from the other. The informal survey concluded that businesses under $50 million in annual sales wanted access to sources and specific methods of finance. Alternatively, the corporate finance industry desired a cost-effective medium to reach American enterprise as previously profiled.

A demographic profile was developed as a result of the aforementioned survey. The profile is as follows:

                  Age                       45 years

                  Gender                    75% male     25% female

                  Education                 85% College Graduate
                                            47% Post Graduate

                  Income                    $138,000 average household
                                            $600,000 average net worth

                  Position                  75% Top/Executive Management
                                            35% CEO's
                                            64% Partners

                  Readers per Copy          3.08 x

The following represents specific industry and professional readership:

     * CEOs, CFOs, COOs of private and public companies ranging in size between $1 million and $50 million in annual sales.

     * Entrepreneurs and managers of private and public companies ranging in size between $250,000 and $25 million in annual sales.

     *    Brokers of securities, loans, and real estate.

     *    Bankers and alternative lending professionals.

     *    Lawyers  specializing  in  bankruptcy,   transactional,  real  estate,
          general corporate, business litigation, banking, tax, and contract law.

     * Business and finance consultants specialists that have developed a practice learning toward commercial clientele.

     * Venture capital professionals who focus on business development investments.

     * Investment bankers in all disciplines of securities, loans, and real estate.

     *    Sophisticated investors with a net worth greater than $5 million.


Current circulation has been developed from scores of different databases that have been researched and purchased over the past five years. These databases are analyzed and then specific profile information such as annual sales, number of employees, type of enterprise, etc. is applied. From this analysis, specific listings are mined and extracted. This data mining process has been a very dynamic and useful tool for AMERICANA. The Americana Corporate Finance Reporter purchased several databases. When the databases were purchased they were purchased with respect to only acquiring names that meet the Americana Corporate Finance Reporter demographic profile. This process of purchasing spceific names that meet specific demographic profiles is defined, as a term of art is "data mining". Currently, the circulation database consists of over 100,000 listings and is updated from over 20 master database resources containing over 10,000,000 individual listings on a monthly basis.

The current circulation reaches across the United States, Mexico, and Canada with high concentration of distribution in major metropolitan cities. This type of geographic and demographic distribution is considered in the publishing industry to be controlled circulation.


                              Circulation Expansion

Controlled circulation development and data mining will continue in the same manner the primary database was developed. The goal is to reach controlled circulation of 250,000 . Contained development of p aid circulation will be accomplished through outsourcing circulation sales. More specifically, multi-copy subscription sales will be emphasized. There are scores of circulation sales companies in the U.S. and Canada. The subscription contractor is given specific guidelines by Americana to sell multi unit subscriptions. Typically large entities such as banks need more than one copy of a single magazine issue. Therefore entities where there are large numbers of employees or multiple locations or both are the target of this type of subscription sales.

Further, the Company expended approximately 10 hours contacting random publications and speaking with the various circulation departments. These conversations revealed that in the majority of cases, subscription sales are contracted to third parties. To execute this activity successfully, AMERICAN will select the best company offering the most competitive commission terms. Paid circulation is expected to increase. However, the Company intends to expend $5,000 to $10,000 on this effort over the next two years and precise paid circulation cannot be accurately estimated.

This process will require the subscription sales contractor to contact corporate finance industry and general business associations and large employee-based enterprises. For example, through contacting an association, the contractor would sell a 150-multi-unit or -copy magazine subscription to a single organization. This subscription would be deeply discounted. However, the cost of sales would be considerably less than selling 150 subscriptions individually. An added benefit to the organization would be to include the issues as part of the membership fee. Memberships could conceivably convert to value-added sales for the association as the member receives something tangible with payment of the member dues. Alternatively, associations may raise the cost of dues as a money making proposition when including the magazine issue. AMERICANA will cooperate with these associations to utilize the magazine to develop membership through customized subscription discount structure.

Large employee-based enterprises such as banks and other financial institutions are excellent targets for single subscription, multi-unit sales. Large organizations typically subscribe to business publications and order multiple copies. This is due not only to the number of employees but the number of locations where such material is viewed by staff as well as customers. Discounting methods apply to the body of subscribers as well.

Examples of such associations are:

Corporate Finance Industry--National, State and Local Associations

     *   Banking
     *   Commercial Finance
     *   Leasing
     *   Investment Banking
     *   Mortgage Banking
     *   Bar Associations
     *   Accountants
     *   Venture Capital
     *   Investment Corporations
     *   Real Estate Appraisers
     *   Real Estate Sales/Brokers
     *   Asset Based Lenders

General Business Readership--National, State, and Local Associations

     *   Service
     *   Government Contractors
     *   Manufacturing
     *   Computer Services
     *   Retailers
     *   Construction
     *   Agriculture/Livestock
     *   Insurance
     *   Financial Services
     *   Automotive
     *   Travel and Leisure
     *   Hotel/Hospitality
     *   Food and Beverage
     *   Food Processing/Packing
     *   Professional services
     *   Transportation

                                Advertising Sales

The large number of listings in the existing database under the corporate finance category are the most logical prospects for advertising sales. It is rare that a publication can match its demographic to ad sales development. The AMERICANA CORPORATE FINANCE REPORTER has that unique feature. As the integrated publishing plan suggests, these financing resources want a cost-effective medium that can reach businesses matching the AMERICANA CORPORATE FINANCE REPORTER reader demographic. Ad sales can be generated from advertising in each AMERICANA CORPORATE FINANCE REPORTER issue. The AMERICANA demographic includes 20,000 finance and banking organizations. These leads can then be turned over to the ad sales division. Also, direct mail can be utilized to solicit ad sales from this demographic group. AMERICANA has successfully sold advertising approximating over $22,000 in the first three issues of the AMERICANA CORPORATE FINANCE REPORTER. AMERICANA has developed a superior-quality media sales kit that it incorporates into its currents sales activities. These rates have been sold at the published rates to advertisers with the exception of B. H. Capital Limited and North American Loan Brokers who have paid approximately half of the advertising rates.

On the other side of the demographic, public companies may desire to advertise completion of offerings, investor relations announcements, improvement of stock trading, pricing, and/or general tombstone advertisements. Part of the AMERICANA demographic includes over 12,000 public companies. This segment is well-developed prospecting list for a professional ad sales staff.

Advertising rates are calculated on a per-column-inch basis. Current per column inch rates are:

BLACK AND WHITE
(per column inch)
Contract                                             Rate
--------                                             ----
Open                                                 $139.50
50 inches                                             118.50
100 inches                                            115.20
200 inches                                            111.60
500 inches                                            109.20
1,000 inches                                        contact an account executive

COLOR
2nd color                                            add $300.00
3rd color                                            add $525.00
4th color                                            add $750.00

PREMIUM POSITIONS
(full page only)
Page 3                                               add $900.00
Inside back cover                                    add $900.00
Back cover                                           add $1,200.00

A column inch in the AMERICANA CORPORATE FINANCE REPORTER is 2 3/8" x 1" deep.

Page Size:                11 3/8" x 17"
Image size:               10 1/4" x 13"

The terms for payment are 50% of the total cost of the ad down and the balance due when the issue is printed. For multi-issue advertising contracts, 25% of the total contract is required upon signature of the contract and full payment for each ad when each issue is printed.

The other prospective advertisers are:

     *    Accountants
     *    Long-distance  providers
     *    Lawyers
     *    Financial printers
     *    Office equipment suppliers
     *    Banks
     *    Brokerage houses
     *    Leasing companies
     *    Non-regulated lenders
     *    Real estate companies
     *    Hotels/airlines
     *    Car rental companies
     *    Cellular phone companies
     *    Pager companies
     *    Overnight mail services
     *    Courier services
     *    United State Post Office
     *    Business software companies
     *    Telephone equipment companies
     *    Marketing companies
     *    Bookkeeping companies
     *    Consultants
     *    Office furniture companies
     *    Computer companies
     *    Internet suppliers
     *    Business colleges
     *    Seminar providers
     *    Business book publishers
     *    Temporary personnel  services
     *    Travel agencies
     *    Commercial finance associations
     *    Appraisers
     *    Convention planners

The AMERICANA CORPORATE FINANCE REPORTER will range from 16-32 pages in length. Advertising will account for 40% to 65% of the printed space, depending upon the level reached by ad sales.

Other considerations are the quality of the advertisers. No advertising will be accepted if the company or individual is financially impaired with a poor credit rating and a negative reputation within the industry. Only one advertiser of each type will advertise in each issue such as one loan broker will be allowed to advertise; North American Loan Brokers of Houston, Texas. The one merchant banking and corporate finance consulting firm will be B. H. Capital Limited. These are currently the only - advertising limitations.

                              Publication Specifics


The AMERICANA CORPORATE FINANCE REPORTER regularly features specific sections in each magazine. These magazine sections are formatted consistently from issue to issue. The subject matter is consistent and specific to the heading. Each issue emphasizes these subject formats and topics.

The sections are:

Publishers Column

This lead column is written by George Lovato, Jr. Advice, opinions and observations will focus on current topics affecting finance for American enterprise. Topics have included banking and finance trends, tips on adding value to a business, and management systems that enhance a business.

Credit and Capital Index

Major Concern: where can a business go to identify the cost of money besides listing at prime rate? Yet prime rate can be a misleading cost of commercial funds. Depending on the type of financing, the current rate may vary. Our Credit and Capital Index listed on the front page publishes cost of funds depending upon the type of financing. An average cost of money from five different financing sources will be displayed. From time to time, the lowest rate from a specific source, such as leasing, is presented featuring the source. The finance source pays for this front-page advantage.

Book Review

This section is written by the renowned and well-published Dr. David Poling. In each issue, business book reviews are emphasized. In addition, a small percentage of review books are of the fiction/non-fiction entertainment category. Further, the AMERICANA website will allow subscribers to directly purchase books reviewed here every issue.

Grapevine

This category section emphasizes news releases and personality profiles that are relevant to the corporate finance industry. Recently completed financing, professional personnel changes in the finance industry, as well as new finance products, are highlighted.

Item 2 - Management's Discussion and Analysis or Plan of Operation

                                     General

All phases of the Company's operations are subject to influences outside of the Company's control. Any one, or a combination, of these factors could materially affect the results of the Company's operations. These factors include competitive pressures, inflation, trade restrictions, interest rate fluctuations and other capital market conditions, weather, future and options trading of paper commodities, and the availability of natural resources and services from other sources. Forward-looking statements are made by or on behalf of the Company's knowledge of its business and the environment in which it operated, but because of the factors listed above, as well as other environmental factors over which the Company has no control, actual results may differ from those in the forward-looking statements. Consequently, all of the forward-looking statements made are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected effect on the business and/or operations of the Company. The revenue earned in the first two years as low due to the fact that the Company is in a development stage mode. The compensation expense of $285,913 in 1998 represents the value of stock received by George Lovato over the cost of the stock. The $95,109 of outside consulting services in 1998 includes $92,750 of expense which represents the value of stock received by the remaining four
(4) directors, plus one additional individual, over their cost in the stock. The printing cost dropped significantly from 1997 to 1998 due to the use of a less expensive printing method and the use of less expensive paper. The Company did not own any depreciable assets in 1997 but did purchase assets in 1998, hence the increase in depreciation expense in 1998 over 1997. Other "operating expense" of 39,311 and 32,324 for 1998 and 1997 respectfully is comprised of miscellaneous expense paid by George Lovato for the development of the database and circulation list.

The first quarter in 1999 includes compensation expense of $112,500. This represents 25% of the annual FMV of stock options issued to the five directors, plus $62,500 of forfeited compensation by George Lovato, Jr. This represents 1/4th of the annual Employment Agreement with George Lovato, Jr., which totals $250,000. The $180,000 in outside consulting expense represents the total FMV of stock options issued to nonemployees. The increase in management fees of $9,000 is the contractual obligation of $3,000 per month owed to BHCL, which began January 1, 1999. The increase of $7,224 in professional fees are fees paid to accountants and attorneys for the audit of Americana and legal advice of the public registration.

The Company currently has limited internal and external sources of liquidity.

At this time, the Company has no material commitment for capital expenditures.

There are no known trends, events or uncertainties that are expected to have a material impact on the net sales and income from continuing operations. Americana Publishing is not subject to seasonal aspects, but by selling books it is expected that the Christmas Season will be the busiest part of its fiscal year.

The fiscal year ended December 31, 1998, was marked by a number of events which in the opinion of management will strengthen the Company and ensure a continuous growth pattern.

Year 2000 issues result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31, 1999. The erroneous date can be interpreted in a number of different ways; typically the year 2000 is represented as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business transactions. The Company has reviewed the majority of its primary Information Technology (IT) systems with the vendors from which the systems were purchased and believes these systems were 2000 compliant as of December 31, 1998. The Company is also reviewing its non-IT systems (such as technology embedded within its operational equipment) and any material third-party relationships for year 2000 problems that could affect the Company's operations. The Company expects to complete this review by mid-1999. The Company believes the potential impact, if any, of these IT, non-IT or third-party systems not being Year 2000 compliant should not materially impact the Company's ability to continue activities. Based on reviews conducted to date and other preliminary information, costs of addressing potential problems are not expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. Cost to date has been immaterial. The Company relies on third part internet providers to conduct its basic operations. Should any third party with which the Company has a material relationship fail, the impact could be a significant challenge to the Company's ability to perform its basic operations. An example of such a challenge would be the inability of customers to access its website. As part of the above-mentioned review, the Company will address the most reasonably likely worst-case Year 2000 scenarios and potential costs. The Company will also develop a Year 2000 contingency plan for unknown events. The Company is scheduled to have these plans completed by June 1999. Statements in this section are intended to be and are hereby designated "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act. Mr. Lovato is the only person dedicated to Y2K compliance matters.

                         Liquidity and Capital Resources

The Company has historically financed its operations through capital infusion by Mr. George Lovato, Jr., the Chairman of the Board and Chief Executive Officer. Mr. Lovato has also paid certain expenses on behalf of the Company from other business, such as B. H. Capital Limited, of which he is sole owner. Mr. Lovato has provided office space, complete use of his equipment, facilities, and personnel free of charge up to March 1st, 1999. The Company as of that date began to pay B. H. Capital Limited the Corporate Finance Consulting Agreement dated January 1st, 1999. The Company will be obligated to pay B. H. Capital Limited a monthly retainer/lease payment of $3,000 per month for continued use of Mr. Lovato's equipment and facility, along with some personnel.

In the two proceeding years, Americana Publishing lost $485,756 from operations. Of this amount, $7,396 was depreciation expense, a non-cash expense. The majority of the loss came from the handling of certain stock transactions between Americana, the directors and outside consultants. These transactions resulted in an additional $442,113 of non-cash expense reflected on the income statement. The balance of the loss from operations, or $36,247, was supplemented by an increase in payables of $24,752 and proceeds from the sale of common stock in the amount of $12,162, resulting in a cash balance on December 31, 1998 of $667.

For the period ended March 31, 1999, the operating loss was $311,099 of which $2,633 consisted of depreciation expense. A majority of the loss resulted from the treatment of stock options made available to the five directors and certain outside consultants which resulted in a non-cash expense of $230,000 reflected on the income statement. In addition, George Lovato, Jr. forfeited $62,500 of compensation due him based on the Employment Agreement dated January 1, 1999. This represents 1/4th of the annual compensation of $250,000 as per the Employment Agreement. Equipment in the amount of $15,860 was purchased, primarily computers and office furniture. Taxes payable increased by $921. In addition, 465,000 shares of common stock were sold at $.50 per share in February, 1999 for a total of $232,500, resulting in a cash balance of $201,431 on March 31, 1999.

The Company raised the maximum of approximately $232,500 to subsidize future operations through a private placement under the 504 exemption. These funds are to be used for:

1) Circulation Development--20% of proceeds--AMERICANA proposes to expand circulation from 100,000 to 500,000 by the year 2001. More specifically AMERICANA will purchase and mine more databases while focusing on selling multi-unit subscriptions. This will involve printing, postage, and telemarketing expenses.

2) Publication Development--10% of proceeds--The AMERICANA CORPORATE FINANCE REPORTER will be expanded from 16 pages to 32 pages over the next 3 years and convert from a quarterly publication to a monthly. The AMERICANA CORPORATE FINANCE REPORTER will require editorial enhancement and design improvements. A certain amount of editorial research will be required to meet the continuing needs of the readership. These expenses will include labor, direct mail, telemarketing, and editorial subcontract fees.

3) Publishing Company Acquisition Development--20% of proceeds--Various professionals, such as lawyers and accountants, will be required to examine, analyze and execute the proposed acquisition. These professional fees will be allocated from these proceeds.

4) Working Capital--40% of proceeds--In order to operate the publishing enterprise certain expenses will be incurred. To support these expenses in addition to funds derived from revenues, these proceeds will be utilized for general and administrative and working capital costs.

5) Cost of Offering an Investor Relations Program--5% of proceeds--Americana proposes to manage its own investor relations program on an ongoing basis. The Company does not intend to hire an investor relations firm and no negotiations for such has taken place. AMERICANA will incur various expenses such as professional fees, printing, postage, telemarketing, federal and state offering registration fees, travel, entertainment, and underwriters' fees and commissions.

     Further the company intends to employ an investor relations program. This will complement the stock trading activities after the company has completed the public registration process.

6) Miscellaneous Expenses--5% of proceeds--The aforementioned expenses may vary in type and size.


The Company does not anticipate the need for any additional financing until after the end of this fiscal year for this operation. However, should the Company require additional capital the Company has identified the potential need for an asset-based credit facility and the registration of an SB-2 with the SEC. The Company has not yet secured a financing commitment for future needs, from a commercial financing institution or a letter of intent with an investment banker/underwriter. There can be no assurance that favorable financing terms may be available to Americana at the time financing is desired. Further, poor financial performance may adversely effect Americana's ability to attract a commercial lending source or investment banker to underwrite any future financings or stock offering.

Should the Company require the rapid infusion of capital it would consider the sale of a land asset it owns. This property was given to the Company by Mr. Lovato in exchange for common stock for the purpose to either sell or to leverage and secure future borrowings for the Company. The value of the land is estimated at $25,000. Although the Company does not anticipate the need for such a transaction, the land remains available as a potentially liquidatable asset. The Company does not anticipate the need for any additional financing until after December 31, 1999, the end of its fiscal year.

The Company will require future financing in various forms. The Company proposes to finance working capital timing differences with an asset-based line of credit. Capital improvements should be financed by intermediate-term debt. All future expansion and acquisition should be financed by a secondary equity offering. T he Company is not in possession of any commercial bank commitment letters or a letter of intent from a capable underwriter at this time.

The Company is somewhat dependent upon the successful completion of its Form 10 filing with the SEC and active stock trading activity on NASD's Bulletin Board. The Company proposes to utilize the common stock to acquire other sponsored book publishing companies and other business enterprises as previously described. Therefore, active trading of the stock will be important to the principals of the target companies. Americana is very dependent on the active trading of its stock. The Company plans on using the stock to acquire publishing companies. If the stock is not actively traded, the ability of Americana to acquire these companies would be seriously jeopardized. Without financing, it would be difficult to cover working capital requirements and future capital expenditures. No assurance can be given that the stock will be actively traded or that Americana will be able to find financing.

The Company's assets equal $30,255 and $244,246 with equity of $27,666 and $240,736 as of December 31, 1998 (audited) and the stub period March 31, 1999 (unaudited) respectively. The only liability consisted of a deferred tax payable of $2,589 as of December 31, 1998 and $3,510 as of March 31, 1999. Therefore, the asset to equity ratio is basically 1:1 for both periods. The Company's total revenues since inception to December 31, 1998 equals $13,819 and as of the unaudited stub period of March 31, 1999, $23,142. In 1999, the Company projects ad revenue per issue of the AMERICANA CORPORATE FINANCE REPORTER to approximate $1 0,000 to $45,000 or more.

                              Capital Expenditures

The Company anticipates the need for additional computer equipment to handle the integrated website. This is estimated at $10,000 for 1999. These websites are designed to produce an additional source of revenue as a result of the digital book catalogue and other product sales. The Company has retained the services of Mark Whitman to develop and administer the website at a cost of $2,500 per month for a period of one year. Mr. Whitman also has been issued a 100,000 common stock option agreement under the same terms and conditions as the board of directors. The Company also added additional computer equipment and office furniture approximating $8,000. The Company successfully raised $235,000 through its recently completed private placement. This capital resource is the source of funds for the described expenditures.


As part of the integrated publishing concept, the Company intends to acquire a books on cassette production company, state of the art digital recording studio, a heat set web press, and a book binding company in order to lower overall production costs of book reprint and conversion of book titles to audio books.

                                   Acquisition

As part of the "Integrated Publishing Plan" the Company anticipates it will acquire small sponsored book publishing companies and list their book titles on its website as well as list book titles they do not own, that complement and enhance the consumer appeal of the catalogue overall. These enterprises will account for the majority of revenue of the Company in the future. The Company has identified hundreds of potential targets. These acquisitions will be transacted with the use of the Company's common stock. Furthermore, the Company intends to acquire a small book-on-cassette production company, state of the art digital recording studio, heat set web press company, and book binding company. These enterprises will vertically integrate production and control quality of audio conversion and book re-prints as well as consolidate profitability. The Company proposes the following method and approach:

                   Accounting Aspects of Business Combinations

Business combination occurs when a company and one or more businesses are brought together into one accounting entity. These combinations are accounted for under either the purchase or pooling of interest methods. As Americana acquires the various companies it has targeted, a decision will have to be made on a case-by-case basis as to which method is appropriate and in the best interest of the shareholders.

Management  is   knowledgeable   concerning  the  various  tax  consequences  of
acquisitions and will strive at all times to ensure the interest of the shareholders is best served.

Item 3 - Description of Property

The Company's principal officers are located at 303 San Mateo NE, Suite 104A, Albuquerque, NM 87108. This leased location encompasses approximately 2,000 square feet. The Lease is between B. H. Capital Limited and the Company at a cost of $3,000 per month and also provides complete use of B. H. Capital Limited's up-to-date computing, data management, printing, duplicating and direct mail processing equipment. This lease/retainer agreement began January 1, 1999 and is for a term of three years. The Company intends to expand its operations and has identified a location near its current offices, which it may lease additional office and new warehouse space when the company can best afford the added operating expense. The Company owns certain assets that were contributed to the Company by Mr. George Lovato, Jr. in exchange for stock. (See Exhibit attached herewith) Americana has identified a building near its current offices. This office space is currently under renovation and specific lease its terms have not been discussed; however, the owners have orally indicated space may be available. There can be no assurance that at the time the space is available that Americana can afford the lease terms offered.

Item 4 - Security Ownership of Certain Beneficial Owners & Management

The following table sets forth, the stock ownership of each person known by the Company to be a beneficial owner of five percent (5%) or more of the Company's equity securities, each Director individually and all, Directors and Officers of the Company as a group. Each person has sole voting and investment power with respect to the Shares shown unless otherwise indicated.

                                                                     Shares
Name and Address of                                               Beneficially
 Beneficial Owner               Title of Class   Amount Owned   Owned % of Class
 ----------------               --------------   ------------   ----------------

George Lovato, Jr.                  Common         2,004,000          66.7
12310 Claremont NE
Albuquerque, NM  87112

Don White                           Common           210,000           6.7
8106 Devonwood
Houston, TX  77070

Marjorie N. Lovato                  Common            50,000           1.7
6951 Forest Hills Dr., NE
Albuquerque, NM  87109

Jay Simon                           Common            50,000           1.7
5528 E. Cheryl Drive
Paradise Valley, AZ  85253

David Poling                        Common           105,000           2.0
3616 San Rio Place NW
Albuquerque, NM  87107

Lowell Fixler                       Common           253,500           8.5
1081 Sheridan Rd.
Highland Park, IL  60035

Total Shares of Officers                           2,672,500           85%
and Directors as a Group

Item 5 - Directors and Executive Officers

Name                  Age         Position                           # of Shares
----                  ---         --------                           -----------

George Lovato, Jr.*    42         CEO/Chairman/President              2,004,000
Don White*             46         Director/Vice President               210,000
David Poling*          70         Director/Vice President               105,000
Robert Cochnar*        57         Advisor to the Board/Consultant             0
Jay Simon              40         Director/Secretary/Treasurer           50,000
Marjorie Lovato        65         Director                               50,000

*These persons may be deemed "promoters" of the Company as that term is defined under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Jay Simon is Secretary/Treasurer of AMERICANA.

                             Officers and Directors

All Directors of the Company will hold office until the next annual meeting of shareholders of the Company or until their successors are duly elected and qualified.

The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

George Lovato, Jr.

Mr. Lovato is founder and has been a Director and Chairman and President since inception, and has extensive management experience with startup companies, corporate finance, computer system and software development, international trade and relations, strategic planning, and sales and marketing development over the last 15 years. He has been employed by and associated with companies engaged in business management, public relations, advertising, corporate finance, agriculture, automotive industry consulting, travel, auto rental and leasing, and insurance.

Mr. Lovato was educated in New Mexico and has founded and developed several nationally recognized companies ranging from local financial firms such as CEO and President of TRVLSYS, Inc. to international travel and communications-related businesses. His expertise in marketing, management and corporate finance, in addition to numerous international contacts, coupled with his service on the Governor Business Advisory Board of New Mexico, offer a diverse alternative resource not often found in the marketplace. His accomplishments have been featured in several national publications and books such as Venture, Inc., The Wall Street Journal, New Mexico Business Journal, The New Mexico Experience. He devotes substantially full time necessary to the management and general affairs of AMERICANA. Mr. Lovato is the principal and sole owner of B. H. Capital Limited, a successful 14 year old Merchant Banking and corporate finance consulting enterprise, located in Albuquerque, New Mexico with branch offices in Denver, Colorado and Houston, Texas.

Don White

Mr. White is a Director/Vice President of Americana, and is a CPA in Houston, Texas, and has operated a successful accounting practice for over 20 years. Mr. White was educated at Sam Houston State University and received his degree in accounting in 1972. Mr. White has broad expertise in the development of market value financial statements. He currently advises the company on general financial matters and corporate development and oversees the audit and acquisition committee. Mr. White will fulfill the duties and responsibilities of the Chief Financial Officer of AMERICANA when it requires his expertise. He devotes 20 to 40 hours per month to oversee the audit and acquisition committees and general management affairs of AMERICANA. Mr. White has served on the board as director and vice president since inception of the company, April 17,1997 and serve on the board for a period of one year until otherwise re-elected at the next annual shareholders meeting.

Dr. David Poling

Chairman, Sierra Publishing Group. Author of a dozen books; nationally syndicated columnist, 600 newspapers. As New York publisher headed The Christian Herald, half million monthly circulation. Also, President of the Family Bookshelf, largest religious book club in the U.S. Poling, a Presbyterian clergyman educated at College of Wooster, Ohio and Yale University. Special interests: ecumenical, inter-faith expressions of life. He devotes 20 to 40 hours per month to oversee the acquisition committee and general management affairs of AMERICANA and is also Director/Vice President of AMERICANA. Dr. Poling has served on the board as director and vice president since inception of the company, April 17,1997 and serve on the board for a period of one year until otherwise re-elected at the next annual shareholders meeting.

Jay Simon

Mr. Simon is currently employed as Director/Syncor oversees the Caribbean, Latin America and South Africa of Syncor International Corporation, one of the worlds largest nuclear pharmaceutical companies. His duties with Syncor International Corporation involve international business development. Mr. Simon advises the management on corporate finance matters and international circulation and acquisition development and is Secretary/Treasurer and Director of AMERICANA. Mr. Simon has served on the board as director and secretary/treasurer since inception of the company, April 17,1997 and serve on the board for a period of one year until otherwise re-elected at the next annual shareholders meeting.

Marjorie N. Lovato

Mother of the chairman, Mrs. Lovato is a Director, and has vast experience in business administration with General Dynamics Corporation and consumer retail store management as Retail Supervisor at the J.C. Penny Corporation. She has worked in management for major aerospace corporations during her business career. Mrs. Lovato advises the chairman in general business matters and circulation development. Mrs. Lovato has served on the board as director since inception of the company, April 17,1997 and serve on the board for a period of one year until otherwise re-elected at the next annual shareholders meeting.

Advisor to the Board of Directors is Robert Cochnar

Sierra Publishing, Inc.'s president and CEO, is a publishing executive who has edited newspapers in California (including the San Francisco Chronicle, the San Jose Mercury News, and The Oakland Tribune) and South Carolina and is former publisher of the World Almanac. He has been vice president and editorial director of Newspaper Enterprise Association, New York, one of the country's largest newspaper syndicates, a Scripps Howard subsidiary. Mr. Cochnar provides design and production services on the AMERICANA CORPORATE FINANCE REPORTER in exchange for corporate finance, marketing, and management consulting services that B. H. Capital Limited/Mr. Lovato provides to Sierra Publishing. Mr. Cochnar has served as advisor to the board of directors since inception.

Item 6 - Executive Compensation


On January 1, 1999, the Company entered into an employment agreement with its chairman and majority stockholder. Under the terms of the one year agreement, which shall be automatically be renewed for a period of three years provided that either party has not elected to terminate the agreement as provided for therein, the employee shall receive a salary of $250,000 per year or 5% of gross revenue of the Company, whichever is greater. Mr. Lovato will not receive any back pay from Americana and Americana is not responsible for such. The Company may not terminate the agreement for any reason as it relates to the employee's disability, illness or incapacity. Should the employee die during the term of employment, the Company shall pay the employee's estate $500,000 in fifty monthly installments of $10,000. Subject to certain events, including the sale of substantially all of the Company's assets to a single purchaser and bankruptcy, among others, the Company may terminate the agreement upon 90 days written notice and pay the employee $500,000 in twelve consecutive monthly installments. With cause, the Company may terminate the agreement with twelve months written notice. During the notice period, the employee shall be paid full compensation and, receive a severance allowance of $250,000 in twelve consecutive monthly installments beginning on the date of termination. Without cause, the employee may terminate employment upon twelve months written notice to the Company. Directors of Americana do not currently receive any form of cash compensation for their participation in Americana's activities.


                                            SUMMARY COMPENSATION TABLE
                                            --------------------------

                                                                               LONG TERM COMPENSATION
                                                                               ----------------------
                                ANNUAL COMPENSATION                            AWARDS                       PAYOUTS
                                -------------------                            ------                       -------

          (a)               (b)         (c)          (d)           (e)           (f)            (g)           (h)          (i)
                                                                  Other         Rest-         Secur-         All
         Name                                                     Annual       ricted         ities         Other
         And                                       Compen         Stock       Underlying       LTIP        Compensa
       Principal          Salary       Bonus       sation        Award(s)      Options/       payouts        tion
       Position            Year         ($)          ($)           ($)           ($)          SAR(#)          ($)          ($)
       --------            ----         ---          ---           ---           ---          ------          ---          ---

     George Lovato         1997          0            0             0           1,950            0             0            0
     CEO/Director          1998          0            0             0          285,913           0             0            0


       Jay Simon           1997          0            0             0             0              0             0            0

Sec/Treasurer/Director     1998          0            0             0           8,750            0             0            0

     David Poling          1997          0            0             0             0              0             0            0
Vice President/Director    1998          0            0             0           17,500           0             0            0

    Marjorie Lovato        1997          0            0             0             0              0             0            0

       Director            1998          0            0             0           8,750            0             0            0

       Don White           1997          0            0             0             0              0             0            0

Vice President/Director    1998          0            0             0           52,500           0             0            0



Item 7 - Certain Relationships and Related Transactions

AMERICANA has executed a Corporate Finance Consulting Agreement with B. H. Capital Limited as of January 1, 1999. This agreement calls for among other things for a 1% success fee to be paid by AMERICANA to B. H. Capital Limited of the gross amount of financing for a period of five years. This transaction was approved by the board of directors and was considered to be within fair standards which would be offered to or by any third party in an arms length transaction.

AMERICANA will also pay B. H. Capital Limited a $3,000.00 monthly facility use fee for use of B. H. Capital Limited's office, personnel, and facilities for a period of five years.


The Directors of AMERICANA have each been issued stock option agreements dated January 1, 1999 that allows for the purchase of 300,000 shares of stock over a period of three years. Should the purchase be exercised by December 31, 1999, the cost per share is $.10 cents; by December 31, 2000, $.20 cents; and by December 31, 2001, $.30 cents. The directors may purchase all or a portion of the shares at any time in any of the denomination described therein. Directors also are allowed out-of-pocket expenses reimbursements of up to $400.00 per meeting. Stock option agreements dated January 1, 1999, have been issued to each Sarah Moyers and Robert Cochnar whereby 100,000 shares may be purchased over the next three years under the same terms and conditions as the directors stock option agreements allow for inclusive of the additional purchase of stock as a poison pill caveat for 100,000 shares each.

Mr. Lovato contributed all of the assets of AMERICANA and provided services and use of the B. H. Capital Limited facility and paid certain cash expenses on behalf of AMERICANA for a period of eighteen months in exchange for common stock in AMERICANA. Mr. Lovato provided a total of $71,309 in cash and equipment. In addition, he provided $287,863 worth of services and received 2,000,000 shares covering the period from inception to December 31, 1998.

A poison pill is also incorporated into the option agreement, whereby all the directors may purchase 300,000 additional shares for $1.00 should any of the following occur:

          a) The sale of substantially all of the Company's assets to a single purchaser or group of associated purchasers; or
          b)   The purchase of  substantially  all of the  Company's  issued and outstanding stock in an effort to take the Company Private; or
          c)   The attempt by an individual or associated  group of  individuals or corporation or entity to purchase stock in the Company for the purposes of a hostile take over; or
          d)   The sale, exchange,  or other disposition,  in one transaction of the majority of the Company's outstanding corporate shares; or
          e)   The  Company's  decision to terminate  its business and liquidate its assets; or
          f) The merger or consolidation of the Company with another company where by the directors of the Company as a whole are no longer majority shareholders.

AMERICANA will attempt to hire additional personnel, which may include Don White a director and Vice President of AMERICANA and this employment agreement may be similar to that of Mr. Lovato's.

                                  Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at .001 per value. The holders of each share are entitled to one vote for each share held, and are entitled to dividends when and as declared by the Board of Directors. At March 31, 1999 common shares issued and outstanding totaled 3,000,000.

                                 Preferred Stock

The Company is authorized to issue 20,000,000 shares of no par value per share preferred stock, which may be issued in classes or series with various rights and designation by the Board of Directors. No shares were issued and outstanding as of March 31, 1999. Each share of preferred stock is entitled to dividends when and if declared by the Board of Directors.

                                     Part II

Item 1 - Legal Proceedings

The Company not aware of any legal proceedings threatened or contemplated against any of its officers or directors, respectively, in their capacity as such. In addition, the Company is not a party to any pending legal proceedings. The Company is not aware of any legal proceedings pending, threatened or contemplated against any officer or directors, presently, in their capacities as such.

Item 2 - Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters

There is no public trading market for the Company's Common Stock. The Company intends to apply to have the Common Stock traded on the OTC Bulletin Board. No assurance can be given that such application will be approved and, if approved, that an active trading market for the Common Stock will be established or maintained.

There are outstanding options, shares of common stock, however, they may not be exercised until 90 days after Americana stock is listed on the OTC Bulletin Board.

As of the date hereof, there are 465,000 shares of Common Stock that could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended.

As of March 31st, 1999 there were 24 holders of record of the Company's Common Stock, and the number of beneficial holders was approximately 7.

The Company has approximately twenty-four (24) shareholders.

The Company has not paid and does not anticipate to pay dividends in the foreseeable future.

Item 3 - Changes in and Disagreements with Accountants

None.

Item 4 - Recent Sales of Unregistered Securities

As of March 31, 1999, the Company has 3,000,000 shares of its common stock issued and outstanding, of which shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and were issued in transactions exempt by reason of Rule 504 of Regulation and promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

As of December 31, 1998, in connection with its formation, the Company issued a total of 2,535,000 at the par value of $.001 for a total consideration of $510,887 . The issuance was exempt by reason of Section 4(2) of the Securities Act of 1933, as amended.

On February 10, 1999, the Company issued a Confidential Private Offering Memorandum pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended, for 465,000 shares of $.001 par value common stock at $.50 per share. The offering was totally subscribed in the total amount of $232,500. As of May 31, 1999, $226,250 had been received.


      Issue                       No. of   Shares
       Date            Title      Shares   Issued to                Consideration      Amount
       ----            -----      ------   ---------                -------------      ------
February 12, 1999     Common      10,000   Don White                  Purchase          $5,000
February 12, 1999     Common      45,000   David Poling               Purchase         $22,500
February 12, 1999     Common      20,000   Max A. Sklower             Purchase         $10,000
February 12, 1999     Common      10,000   Debra Ruther               Purchase          $5,000
February 12, 1999     Common       4,000   Jean Beth Ruther           Purchase          $2,000
February 12, 1999     Common       4,000   David Lewis Ruther         Purchase          $2,000
February 12, 1999     Common      63,000   Jerry & Barbara Ruther     Purchase         $31,500
February 12, 1999     Common      34,000   Gerald R. Anderson         Purchase         $17,000
February 12, 1999     Common       5,000   Mark Lounsbury             Purchase          $2,500
February 12, 1999     Common       6,000   Thomas & Judith Rau        Purchase          $3,000
February 12, 1999     Common       5,500   Jerry Hall                 Purchase          $2,750
February 15, 2999     Common     253,500   Lowell S. Fixler           Purchase        $126,750
February 15, 1999     Common       4,000   George Lovato, Jr.         Purchase          $2,000



Item 5 - Indemnification of Directors and Officers

The Articles of Incorporation of the Company provide that the company shall:

Pursuant to the Colorado Business Corporation Act and the Colorado Articles of Incorporation and By-laws, officers and directors of the Company (and former officers and directors are entitled to indemnification from the Company to the full extent permitted by law. The Company's Articles of Incorporation and By-laws generally provide for such indemnification for claims arising out of acts or omissions of the Company's officers and directors in their capacity as such, undertaken in good faith and in a manner reasonably believed to be in, or not opposed to the best interests of the Company and with respect to any criminal action or proceeding, had no reasonable cause to believe that his/her conduct was unlawful. The conditions and extent of indemnification are set forth in the Articles of Incorporation and By-laws of the Company. Insofar, as indemnificati8on for liabilities arising under the Securities of 1933, as amended may be permitted to officers and directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 6 - Financial Statements


INDEX TO FINANCIAL STATEMENTS


Independent Auditor's Report

     FINANCIAL STATEMENTS

Balance Sheet

Statement of Income (Loss)

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

                          Independent Auditor's Report



To the Board of Directors
Americana Publishing, Inc.
(A Development Stage Company)
Albuquerque, New Mexico

We have audited the accompanying balance sheet of Americana Publishing, Inc. as of December 31, 1998 and 1997, and the related statements of income (loss), changes in stockholders' equity and cash flows for the one year period ended December 31, 1998 and the period April 17, 1997 (inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Americana Publishing, Inc. as of December 31, 1998 and 1997 and the results of its operations and cash flows for the one year period ending December 31, 1998 and the period April 17, 1997 (inception) through December 31, 1997in conformity with generally accepted accounting principles.



/s/ Blomstrom & Co., P.C.
-------------------------
Houston, TX
March 10, 1999


                                       Americana Publishing, Inc.
                                     (A Development Stage Company)
                                             Balance Sheet
                                             December 31,


ASSETS                                                                                         March 31, 1999
                                                                     1998            1997        Unaudited
                                                                  -----------    -----------    -----------
Current Assets
   Cash                                                           $       667    $     2,159    $   201,431

Property and Equipment
   Database and Circulation List                                       18,411                        18,411
   Computer Equipment                                                  14,629                        18,777
   Furniture and Fixtures                                               3,944                        11,102
   Web Site Development and Name - Americanna Books                                                   4,554
      Less: Accumulated depreciation and amortization                  (7,396)                      (10,029)
                                                                  -----------    -----------    -----------

        Total Property and Equipment                                   29,588           --           42,815


                                                                  -----------    -----------    -----------
TOTAL ASSETS                                                      $    30,255    $     2,159    $   244,246
                                                                  ===========    ===========    ===========


LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities
   Deferred Federal Income Taxes                                  $     2,589                   $     3,510
   Accounts Payable to Related Party                                             $    22,163
                                                                  -----------    -----------    -----------

        Total Liabilities, All Current                                  2,589         22,163          3,510

Stockholder's Equity
   Preferred Stock 20,000,000 Shares
      No Par Value, Authorized, None Issued
   Common Stock 100,000,000 Shares Authorized
      $.001 Par Value, 2,535,000, 1,270,000 & 3,000,000
      Issued and Outstanding for 1998, 1997 & 1999 Respectively   $     2,535    $     1,270    $     3,000
   Paid-In Capital                                                    510,887         33,402      1,035,422
   Deficit Accumulated During the Development Stage                  (485,756)       (54,676)      (797,686)
                                                                  -----------    -----------    -----------
                                                                       27,666    $   (20,004)   $   240,736

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                        $    30,255    $     2,159    $   244,246
                                                                  ===========    ===========    ===========



                                         See Accompanying Notes


                                            Americana Publishing, Inc.
                                          (A Development Stage Company)
                                           Statement of Income (Loss)
                                                For the Periods

                                                                                                                       Inception
                                          Inception                        Three Months Ended  Three Months Ended  April 17, 1997 to
                                      April 17, 1997 to      Year Ended       March 31, 1998    March 31, 1999      March 31, 1999
                                      December 31,1997   December 31, 1998     (Unaudited)       (Unaudited)          (Unaudited)
                                      ----------------   -----------------   --------------      -----------       ---------------
Revenues
   Publishing Fees                         $     4,745       $     9,074       $      --         $     9,323       $    23,142

Expenses
   Compensation Expense                           --             285,913                             112,500           398,413
   Outside Consulting Services                  13,471            95,109               958           180,000           288,580
   Printing                                     11,460             3,622                                 400            15,482
   Postage & Freight                             2,166             6,214                               6,745            15,125
   Depreciation                                   --               7,396                               2,633            10,029
   Management Fees                                --                --                                 9,000             9,000
   Professional Fees                              --                --                 800             7,224             7,224
   Other Operating Expenses                     32,324            39,311               115             1,830            73,465
                                           -----------       -----------       -----------       -----------       -----------
      Total Expenses                       $    59,421       $   437,565       $     1,873       $   320,332       $   817,318

Income (Loss) Before Income Taxes              (54,676)         (428,491)                           (311,009)         (794,176)

Provision for Income Taxes                                        (2,589)             --                (921)           (3,510)
                                           -----------       -----------       -----------       -----------       -----------

Net Loss                                   $   (54,676)      $  (431,080)      $    (1,873)      $  (311,930)      $  (797,686)
                                           ===========       ===========       ===========       ===========       ===========

Basic and Diluted Loss Per Share           $     (0.04)      $     (0.33)      $     (0.00)      $     (0.11)      $     (0.53)
                                           ===========       ===========       ===========       ===========       ===========


Weight Average Shares Outstanding            1,270,000         1,325,452         1,270,000         2,788,167         1,499,685
                                           ===========       ===========       ===========       ===========       ===========



                                               See Accompanying Notes


                                                 Americana Publishing, Inc.
                                               (A Development Stage Company)
                                                  Statement of Cash Flows


                                                         Inception
                                                         April 17,                   Three Months    Three Months      Inception
                                                          1997 to      Year Ended       Ended           Ended      April 17, 1997 to
                                                        December 31,  December 31,  March 31, 1998  March 31, 1999   March 31, 1999
                                                           1997           1998       (Unaudited)     (Unaudited)      (Unaudited)
                                                         ---------     ---------      ---------       ---------        ----------
Cash Flows From Operating Activities:
    Net Loss                                             $ (54,676)    $(431,080)    $  (1,873)       $(311,930)       $(797,686)
    Adjustments to Reconcile Net Income (Loss)
     to Net Cash Provided by Operating Activities:
       Depreciation                                                        7,396                          2,633           10,029
       Capital Transactions                                 27,450       414,663                        292,500          734,613
       Increase in Accounts Payable                         22,163                         800                            22,163
       Increase in Income Taxes Payable                                    2,589                            921            3,510
                                                         ---------     ---------     ---------        ---------        ---------
           Total Adjustments                                49,613       424,648        (1,073)         296,054          770,315

Net Cash Used by Operating Activities                       (5,063)       (6,432)                       (15,876)         (27,371)

Cash Flows From Financing Activities:
    Proceeds From Sale of Common Stock                       7,222         4,940          --            232,500          244,662
                                                         ---------     ---------     ---------        ---------        ---------

Net Cash Provided by Financing Activities                    7,222         4,940          --            232,500          244,662

Cash Flows From Investing Activities
    Purchase of Property and Equipment                        --            --            --            (15,860)         (15,860)
                                                         ---------     ---------     ---------        ---------        ---------

Net Cash Used in Investing Activities                         --            --            --            (15,860)         (15,860)

Net Increase (Decrease) in Cash                              2,159        (1,492)       (1,073)         200,764          201,431

Cash and Cash Equivalents at Beginning of Period              --           2,159         2,159              667             --
                                                         ---------     ---------     ---------        ---------        ---------

Cash and Cash Equivalents at End of Period               $   2,159     $     667     $   1,086        $ 201,431        $ 201,431
                                                         =========     =========     =========        =========        =========





Supplemental Disclosures:
    Interest Paid                                              -0-                                           -0-              -0-
    Taxes Paid                                                 -0-                                           -0-              -0-

Non-Cash Transaction
    Contribution of property and equipment in exchange
    for common stock                                        36,984                                                        36,984

    Forgiveness of accounts payable in exchange for
    common stock                                            22,163                                                        22,163




                                                  See Accompanying Notes



                                            Americana Publishing, Inc.
                                          (A Development Stage Company)
                                  Statement of Changes in Stockholder's Equity
                                    For the Period April 17, 1997 (inception)
                                             Through March 31, 1999
                                                                                  Deficit Accumulated
                                                     Common           Paid-In          During the
                                                     Stock            Capital      Development Stage       Total
                                                  -----------       -----------    -----------------    -----------
Stock Issued on May 1, 1997
    1,000,000 Shares to Majority
    Stockholder in Exchange for
    $7,222 in Cash and Publishing
    and Internet Distribution Expertise           $     1,000       $     6,222                         $     7,222

Stock Issued on May 1, 1997
    270,000 Shares to Others in
    Exchange for Services Rendered                        270             1,680                         $     1,950

Contributed Services                                                     25,500                         $    25,500

Deficit Accumulated During the
    Period April 17, 1997 (inception)
    through December 31, 1997                                                         $   (54,676)          (54,676)
                                                  -----------       -----------       -----------       -----------
Balance December 31, 1997                         $     1,270       $    33,402       $   (54,676)      $   (20,004)
                                                  ===========       ===========       ===========       ===========



Stock Issued on December 15, 1998
    1,000,000 Shares to Majority
    Stockholder in Exchange for $4,940
    in Cash, Forgiveness of Accounts
    Payable Debt of $22,163,
    Contribution of Property,
    Equipment of $36,984 and Consulting Services        1,000           349,000                             350,000

Stock Issued on December 15, 1998
    265,000 Shares to Others in Exchange
    for Services Rendered                                 265            92,485                              92,750

Contributed Capital                                                      36,000                              36,000

Deficit Accumulated During the
    Year Ended December 31, 1998                                                         (431,080)         (431,080)
                                                  -----------       -----------       -----------       -----------
Balance December 31, 1998                         $     2,535       $   510,887       $  (485,756)      $    27,666
                                                  ===========       ===========       ===========       ===========

Stock Issued During February and March
    1999 Through a Private Offering
    Memorandum 465,000 Shares (Unaudited)                 465           232,035                             232,500

Contributed Capital                                                      62,500

Deficit Accumulated During the Three
    Months Ended March 31, 1999
    (Unaudited)                                                                          (311,930)         (311,930)
    Stock Options                                                       230,000                             230,000
                                                  -----------       -----------       -----------       -----------
Balance March 31, 1999 (Unaudited)                $     3,000       $ 1,035,422       $  (797,686)      $   240,736
                                                  ===========       ===========       ===========       ===========



                                               See Accompanying Notes

                           Americana Publishing, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1998
 (Information pertaining to the three months ended March 31, 1999 is unaudited)


Note 1: Summary of Significant Accounting Policies

                       Background and Nature of Operations

Americana Publishing, Inc. (the Company) was organized as a Colorado corporation on April 17, 1997 for the purpose of publishing books, audio books and periodicals, and to utilize the internet as its primary distribution channel to prospective customers. Additionally the Company will utilize the latest technology to download audio files directly to customers who desire to purchase books and music and other audio materials immediately.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment were contributed to the Company by the Company's chairman and majority stockholder in exchange for common stock. Property and equipment is carried at the contributors cost basis. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates bases on their estimated useful lives.

Revenue Recognition

Revenue from sales of services is recognized when the service is performed and billable. Revenue from sales of services to related parties was approximately 50% 50% 95% and 68% for the period April 17, 1997 through December 31, 1997, the one year period ending December 31, 1998, the three month period ending March 31, 1999 and the period April 17, 1997 through March 31, 1999, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future federal income taxes.

                           Americana Publishing, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1998

 (Information pertaining to the three months ended March 31, 1999 is unaudited)



Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Interim Financial data

Financial data for the three months ended March 31, 1999 is unaudited, however in the opinion of management, the interim data includes all adjustments consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim period.

Note 2: Liquidity

The Company currently has insufficient revenue to meet forecasted operating expenses for the next year. The Company's profitability and continued operation are dependent upon significant assumptions, some of which are the ability of the Company to acquire publishing companies and market products on a profitable basis. There is no assurance that profitable operations will be achieved. Subsequent to year-end, the Company did raise approximately $232,500 (refer to note 6) to fund operations. Management believes cash available at March 31, 1999 will be adequate to fund operation for the next twelve months.


Note 3: Related Party Transactions

During the period April 17, 1997 (inception) through December 31, 1998, a related party, B.H. Capital Limited (BHCL) which is a proprietorship of the Company's chairman and majority stockholder, provided management, office space, use of equipment and personnel to the Company. Also refer to Note 1, Property and Equipment regarding the contribution of property and equipment in exchange for common stock..

In December 1998 the Company issued 1,000,000 shares to the Company's chairman in exchange for approximately $64,087 of cash, property and equipment, foregiveness of accounts payable and consulting services. The transaction was recorded based on the estimated fair value of the Company's stock. In addition 265,000 shares were issued to other related parties in exchange for financial, Internet and other consulting services performed for the Company. This transaction was also recorded at the estimated fair value of the Company's stock.

                           Americana Publishing, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1998
 (Information pertaining to the three months ended March 31, 1999 is unaudited)


Note 4: Stock Purchase Options

On January 1, 1999, the Company granted to ten individuals, five of who are directors, options to purchase a total of 1,950,000 shares of common stock for a purchase option cost of $250 per individual. The purchase price is $.10 per share if exercised on or before December 31, 1999, $.20 per share if exercised on or before December 31, 2000 and, $.30 per share if exercised on or before December 31, 2001.

For the options relating to Directors the Company applies APB Opinion 25 and related interpretations in accounting for its stock option plan. As a result of their plan, although no stock options were exercised, the Company recognized $50,000 of compensation expense for the three-month period ended March 31, 1999. Had compensation cost for the Company's purchase option plan been determined based on the fair value at the grant date for such options consistent with the method of Financial Accounting Standards Board 123 (FAS123), the Company's net loss for the three months ended March 31, 1999 would have increased by approximately $8,000. The effects of applying FAS 123 in this pro forma disclosure are not indicative of future amounts. The fair value of each option grant is estimated on the date of grant using a present value calculation, risk free interest of 4.6%, no dividends and expected life of 3 years.

In the event of a merger, sale of the Company, a hostile take over attempt or other sales of the Company's asset, each Director previously granted options will have the option to purchase 300,000 additional shares for $1. The Company recognized $230,000 of expense relating to options granted to non-employees or directors.

Stock options available for future grant amounted to 1,950,000 shares at March 31, 1999. Exercisable stock options amounted to 1,950,000 shares at March 31, 1999.

                           Americana Publishing, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1998
 (Information pertaining to the three months ended March 31, 1999 is unaudited)

Note 5: Earnings Per Share

Basic earnings per share are computed by dividing net loss available to common stockholders by the weighted average number at common shares. Diluted earnings per share are determined on the assumption that the outstanding stock options have been converted using the average price for the quarter. Common stock options have been excluded from the computation of diluted earnings per share as in lost years it is anti-dilutive.

                           Americana Publishing, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1998
 (Information pertaining to the three months ended March 31, 1999 is unaudited)


Note 6: Income Taxes

The following is a reconciliation of the income tax provision computed by applying the federal statutory income tax rate to net loss before income taxes.



                                       Inception                                     Inception
                                     April 17, 1997   Year Ended    Three Months   April 17, 1997
                                       to December    December 31,    March 31,     to March 31,
                                        31, 1998          1998          1998           1999
                                        --------        --------       --------      --------
Income tax (benefit) computed
 At the federal statutory rate
  of 35%                                 (19,137)       (150,878)       (86,978)     (256,993)

Permanent Difference                       9,608         158,157         76,054       243,819

Valuation Allowance                        9,529          (4,690)        11,845        16,684
                                        --------        --------       --------      --------

   Tax Expense                                 0           2,589            921         3,510
                                        ========        ========       ========      ========


Net deferred income tax liability consists of the following at December 31,

                                           1998          1997     March 31, 1999
                                           ----          ----     --------------
Deferred  tax asset
Net operating loss carry forward         $  4,839      $  9,529      $ 16,684
Less: valuation allowance                  (4,839)       (9,529)      (16,684)
                                         --------      --------      --------
Net                                      $      0      $      0      $      0

Deferred tax liability
Depreciation and amortization            $ (2,589)          -0-      $   (921)
                                         --------      --------      --------

Deferred tax liability, net              $ (2,589)          -0-      $   (921)

                           Americana Publishing, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1998
 (Information pertaining to the three months ended March 31, 1999 is unaudited)


Note 7: Subsequent Events

Financial Consulting Agreement

On January 1, 1999, the Company entered into a non-cancelable Corporate Financial Consulting Agreement with BHCL, a related party. The agreement calls for the Company to pay BHCL a monthly fee of $3,000 for a period of five years in consideration for BHCL providing general assistance in identifying credit/capital resources as well as providing office, personnel and facilities to the Company. In addition, the agreement calls for the Company to pay BHCL a 1% success fee for any gross amount of financing or net worth of any entity merged or acquired on behalf of the Company by BHCL and a 1% renewal fee of the amount of such financial arrangements for a period of five years. Management believes that the monthly fee approximates the value of these services had the Company obtained these services from an unaffiliated party. In addition, for the Year ended December 31, 1998 and for the periods April 17, 1997 (inception) through December 31, 1997, management estimates that the value of services and facilities provided at no cost were $36,000 and $25,500 respectively. The Company recognized these as expenses in their respective period.

Employment Agreement

On January 1, 1999, the Company entered into an employment agreement with its chairman and majority stockholder. Under the terms of the one year agreement, which shall be automatically be renewed for a period of three years provided that either party has not elected to terminate the agreement as provided for therein, the employee shall receive a salary of $250,000 per year or 5% of gross revenue of the Company, whichever is greater. The Company may not terminate the agreement for any reason as it relates to the employee's disability, illness or incapacity. Should the employee die during the term of employment, the Company shall pay the employee's estate $500,000 in fifty monthly installments of $10,000. Subject to certain events, including the sale of substantially all of the Company's assets to a single purchaser and bankruptcy, among others, the Company may terminate the agreement upon 90 days written notice and pay the employee $500,000 in twelve consecutive monthly installments. With cause, the Company may terminate the agreement with twelve months written notice. During the notice period, the employee shall be paid full compensation and, receive a severance allowance of $250,000 in twelve consecutive monthly installments beginning on the date of termination. Without cause, the employee may terminate employment upon twelve months written notice to the Company.

                           Americana Publishing, Inc.

                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1998
 (Information pertaining to the three months ended March 31, 1999 is unaudited)

Employment Agreement (continued)

Employee may be required to perform his duties and will be paid the full compensation described herein up to the termination date and shall receive a severance allowance of $250,000 which shall be made in twelve equal and consecutive monthly installments beginning on the date of termination. Due to the Company's limited liquidity, the employee has waived his first quarter
compensation   of  $62,500.   This   compensation   was  treated  as  a  capital
contribution.

Private Offering Memorandum

On February 10, 1999, the Company issued a Confidential Private Offering Memorandum pursuant to Rule 504 of Regulation D of the Securities Act of 1933, as amended, for 465,000 shares of $.001 par value common stock at $.50 per share. The offering was totally subscribed in the total amount of $232,500. As of March 10, 1999, $226,250 had been received. Of the total 465,000 shares sold, 59,000 shares were sold to related parties.

Note 8: Other Matters

Management's Estimate of Value

The balance sheet presents property and equipment at the contributor's cost. Management believes that certain assets have a significantly higher fair market value than reflected on the financial statements. Management's estimate of such value is set forth below.

   Database and Circulation List      $175,000
   Computers and audio Equipment        21,500
   Publication Library                   6,000
   Land                                 25,000
                                      --------
                                      $227,500

These estimates reflect management's judgment as to the fair market value of certain assets as of December 31, 1998. Management's determination of the fair value for the data base and circulation list was based on the estimated cost of contractors and outside parties to compile such information. The computers and audio equipment, and publication library was based on their approximate replacement cost.

                           Americana Publishing, Inc.
                          (A Development Stage Company)

                          Notes to Financial Statements

                                December 31, 1998
 (Information pertaining to the three months ended March 31, 1999 is unaudited)

Management's Estimate of Value (continued)

The value of the land was based on the appraised value as set by a real estate professional. There will usually be differences between the estimated market value and the market value ultimately realized, and the differences may be material.


                                    Part III

Item 1 - Index to Exhibits

The following list describes the exhibits filed as part of this Registration Statement on Form 10-SB:

Exhibit
Number          Description of Document
------          -----------------------

3.1       Articles of Incorporation filed April 16, 1998

3.2       Amendment of Articles of Incorporation April 6, 1999

3.3       Bylaws

4.0       Form of Stock Certificate

10.1      Employment Agreement dated January 1, 1999

10.2      Form of Stock Option Agreement dated January 1, 1999

10.3      Corporate Finance Consulting Agreement dated January 1, 1999

27.1      Financial Data Sheet

*         Filed herewith


Item 2 - Description of Exhibits

The required exhibits are attached hereto, as noted in Item 1 above.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Americana Publishing, Inc.


Date: July 28, 1999                          By: /s/ George Lovato, Jr.
     -------------------                        --------------------------
                                                George Lovato, Jr.